EXHIBIT 4.1
PROMISSORY NOTE
Up to USD $50,000,000
     FOR VALUE RECEIVED, the undersigned BROOKFIELD HOMES CORPORATION, (the “Borrower”) hereby acknowledges itself indebted to TRILON BANCORP (Europe) ZRt,, BUDAPEST ZURICH BRANCH (the “Lender”) and promises to pay to or to the order of the Lender the principal amount outstanding from time to time under this grid promissory note (the “Note”) in lawful money of the United States, together with interest thereon at the place, times and rate and in the manner hereinafter provided.
1.	Principal The principal of this Note shall equal the advances made by the Lender to the Borrower from time to time. Provided that no Event of Default (as defined below) has occurred and is continuing, the Borrower shall be entitled to drawdown advances on this Note to a maximum aggregate principal amount of US$50,000,000. The Borrower hereby authorizes the Lender to record on the grid appended as Schedule 1 to this Note all fees and expenses, advances, repayments, prepayments and unpaid principal balance on this Note from time to time. The Borrower agrees, absent manifest error, that the record kept by the Lender on this Note or any attachment shall be conclusive evidence of the matter recorded, provided that the failure of the Lender to record or correctly record any amount or date shall not affect the obligation of the Corporation to pay the outstanding principal amount of the advances and interest.
2.	Drawdowns: Drawdowns are permitted as required by the Borrower, subject to three (3) business days prior written notice of the Borrowers’ intention to draw. Minimum drawing amount of US$1,000,000 and in whole multiples of US$1,000,000. Drawdowns will be recorded on the grid in Schedule 1.
3.	Use of Proceeds: Advances under this Note will be used for general corporate purposes .
4.	Maturity Date: Subject to earlier maturity as provided herein, the principal amount outstanding under this Note and all accrued and unpaid interest shall become due and be repayable no later than June 30, 2007 (the “Maturity Date”).
5.	Interest Rate: Borrower will pay interest on the unpaid principal amount outstanding under this Note and all accrued but unpaid interest thereon, computed on the basis of the actual number of days elapsed in a 360-day year, at a rate per annum equal to thirty (30) day USD LIBOR plus 2% (the “Interest Rate”) set three (3) business days prior to the following month. USDLIBOR and the applicable Interest Rate shall be set monthly. Interest shall be paid monthly, with all accrued but unpaid interest being due and payable on the last day of the month following the date hereof provided that if such day falls on a day that is not a business day (meaning for the purpose of this Note, a day which is not a Saturday, Sunday or statutory holiday in the state of Delaware) it shall be due and payable on the following business day.
6.	Default Interest Rate: In the event that an Event of Default (as defined below) occurs and is continuing the applicable interest rate will change to the Interest Rate plus 5% per annum.

7.	Taxes and Deductions: All payments under or in respect of the Note are to be made free and clear of any present or future taxes, imposts, assessments, withholdings or other deductions whatsoever other than income and franchise taxes imposed upon the Lender.
8.	Voluntary and Mandatory Prepayments: This Note may be repaid in whole or in part at any time without penalty provided that the Borrower provides the Lender with at least three days written notice of such prepayment and provided that prepayments may only be made in multiples of US$1,000,000, except when repaying the Note in full. Any amounts received from Borrower shall be applied in the following order to outstanding amounts: first to any outstanding fees, second to accrued but unpaid interest and thereafter as a reduction of principal. All prepayments will be recorded on the grid in Schedule 1
9.	Third Party Costs: All reasonable legal and out-of-pocket expenses of Trilon are for the account of the Borrower whether or not any Drawdowns take place. Expenses shall be paid on receipt by the Borrower of invoices and any expenses not paid prior to closing shall be paid on closing.
10.	Conditions Precedent to Drawdowns: The following conditions precedent must be satisfied prior to the first drawdown under the Note:
(a)	The Borrower shall not be in default under the terms of any material contracts including agreements with its senior lenders and no event shall have occurred which with notice or passage of time would constitute such default.
11.	Covenants, Further Assurances: The Borrower agrees to comply with the following covenants:
(a)	The Borrower shall maintain a minimum shareholders equity of US$200 million.
12.	Financial Statements and Reports: The Borrower shall deliver to the Lender the following:
(a)	Quarterly, within 60 days of quarter end, quarterly unaudited financial statements of the Borrower

(b)	Annually, within 120 days of year end, the audited financial statements of the Borrower

(c)	Notice of all filings made by the Borrower with the United States Securities and Exchange Commission.

(d)	Such additional financial statements and information as and when reasonably requested by the Lender.
13.	Events of Default The following shall be events of default (“Events of Default”).:
(a)	Failure to pay interest, fees, principal or any other monies due by the Borrower under the Note, with a three business day grace period after such notice for the payment of interest and fees or;

(b)	If an order is made in bankruptcy or an effective resolution is passed or order is made for the winding up of the Borrower or any of its significant subsidiaries or, if the Borrower or any of its significant subsidiaries consent to the appointment of a receiver or a receiver is appointed and confirmed by a court; or

(c)	if an encumbrancer takes possession of all or substantially all of the property of the Borrower, or if any process of execution is levied or enforced upon or against all or substantially all of the property of the Borrower and remains unsatisfied for such period as would permit any such property to be sold thereunder, unless the Borrower actively and diligently contests in good faith such process, but in that event the Borrower shall, if the Lender so requires, give security which, in the discretion of the Borrower, is sufficient to pay in full the amount thereby claimed in case the claim is held to be valid; or

(d)	if any change (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise) capitalization, financial condition, licenses, permits, rights or privileges, or prospects of the Borrower or any of its subsidiaries which in the judgement of the Lender acting reasonably in the circumstances could reasonably be expected to materially and adversely affect the Borrower and its subsidiaries taken as a whole; or

(e)	if the Borrower defaults in observing or performing any other covenant or condition of this Note on its part to be observed or performed and if such default continues for a period of fifteen (15) days after notice in writing has been given to the Borrower by the Lender specifying such default and requiring the Borrower to rectify the same (or such longer period as may be reasonably required to remedy such default, so long as the Borrower diligently pursues the remedying of such default but in no event shall such period exceed ten (10) days), unless the Borrower (having regard to the subject matter of the default) shall have agreed to a longer period and, in such event, for the period agreed to by the Borrower.
14.	Indemnity: The Borrower agrees to indemnify the Lender and its directors, officers, employees and shareholders from any losses, claims, damages or liabilities to which an indemnified party may become subject or which arise out of, or relate to or result from, the signing of this Note or the proposed financing, except to the extent related to the gross negligence or willfull misconduct of the Lender or any such party

15.	Notices: Any notice, demand or other communication required or permitted to be given by one party to the other party hereunder shall be given in writing by personal delivery, email or by facsimile transmission to such other party as follows:

(a)	to the Borrower at:

Brookfield Homes Corporation
8500 Executive Park Avenue, Suite 300
Fairfax, VA 22031

Paul Kerrigan
Tel: 858-481-2568

(b) to the Lender at:

Attention: Gabriella Miklós

Trilon Bancorp (Europe) ZRt, Budapest
Zurich Branch
Ms Gabriella Miklós
Bellerivestrasse 17
8008 Zurich
Switzerland

Tel: +41 43 488 4376
Fax: +41 43 488 4377

Gabriella.Miklos@aibswitzerland.ch
or at such other address or telecopy number as may be given by such person to the other parties hereto in writing from time to time.
All such notices shall be deemed to have been received when delivered or transmitted (provided that if a notice is transmitted on a non-business day or after 5:00 p.m. on a business day it shall be deemed to have been received on the next business day).

16.	General The Borrower hereby waives presentment for payment, notice of non-payment, protest and notice of protest and hereby consents to all extensions and renewals hereof without notice. The non-exercise by the holder of any rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.
          THE PROVISIONS of this note shall be governed by and construed in accordance with the laws of the state of Delaware and the federal laws of the United States applicable therein.
     DATED this 12th day of June, 2006.

BROOKFIELD HOMES CORPORATION

Per:	/s/ PAUL G. KERRIGAN

Authorized Signing Officer

TRILON BANCORP (Europe) ZRt, Budapest, Zurich Branch

Per:	/s/ GABRIELLA MIKLOS

Authorized Signing Officer

SCHEDULE 1
OUTSTANDING NOTE BALANCE

Unpaid
Principal of
	Fees and			Note (pre	Accrued	Outstanding
Date	Expenses	Drawdown	Prepayment	interest)	Interest	Balance